Trident Digital Tech Holdings Ltd

Suntec Tower 3,
8 Temasek Boulevard Road, #24-03
Singapore, 038988
+65 6513 6868

March 18, 2024

VIA EDGAR

Ms. Rucha Pandit
Mr. Dietrich King
Division of Corporation Finance
Office of Trade & Service
U.S. Securities and Exchange Commission
100 F Street,N.E.
Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Ms. Pandit and Mr. King,

Trident Digital Tech Holdings Ltd is a company organized under the laws of the Cayman Islands (the “Company”). In response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 14, 2024 relating to the Amendment No. 5 to the registration statement on Form F-1 filed on February 20, 2024, we are submitting this letter via EDGAR and have publicly filed Amendment No. 6 to the registration statement on Form F-1 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 5 to Registration Statement on Form F-1

General

1.	We note your response to prior comment 1, as well as the teleconference on March 12, 2024, between your counsel and the staff. Please confirm, if true, that the selling security holder will not sell, via a transaction registered under the Securities Act, any of the securities the selling security holder acquired in the private placement that closed on February 2, 2024, until the registrant’s initial public offering, as described in the registration statement, has closed and trading in the registrant’s securities has commenced on the Nasdaq Capital Market. Please revise the disclosure in the registration statement accordingly. In doing so, please eliminate any references, or implications, that the selling security holder may sell securities at a fixed price before the registrant’s initial public offering has closed and its securities are trading on the Nasdaq Capital Market.

Response: We acknowledge the Staff’s comment. It is confirmed that, the selling security holder will not sell, via a transaction registered under the Securities Act, any of the securities the selling security holder acquired in the private placement that closed on February 2, 2024, until the registrant’s initial public offering, as described in the Registration Statement, has closed and trading in the registrant’s securities has commenced on the Nasdaq Capital Market.

The Registration Statement has been amended on the prospectus cover pages, pages Alt-1 and Alt-3 and other applicable places to reflect the changes in response to the Staff’s comment.

Regarding our concerns that the proposed resale transaction could be an indirect primary offering, to help us better understand your position that the transaction should not be so characterized, please provide us with the following information:

●	Please tell us how the parties to the private placement determined the sales price of $0.63 per share. In this regard, we note the seller in the private placement is an affiliate of Mr. Soon Huat Lim, your chairman, chief executive office and controlling shareholder.

Response: We respectfully submit that Infinite Partner International Limited (the “Selling Shareholder”) is able to generate synergy with the Company by sharing it’s resources and network in the E-Commerce and Web 3.0 industry, especially in the Asia Pacific region. As part of the Company’s strategy is to focus on industry ecosystem partnership, to co-create and fast-track the business growth, it is believed that the knowledge, experience and database of the Selling Shareholder would be beneficial to the future growth of the Company. With the increase in demand of digital transformation, the market is poised to accept new digital strategies; and with the application of AI and Web 3.0 technologies, this would carve an unique competitive edge for the Company in various industries. Therefore the number of shares and the price was determined on an arm’s length commercial basis taking into account the above mentioned factors.

●	Please tell us how the parties determined the number of shares to be sold via the private placement.

Response: The number of shares was determined in conjunction with the determination of the sale price, with regards to the factors mentioned above, as a whole. The Selling Shareholder’s investment appetite for fast growing technology companies would generally fall within this range of commercial terms.

●	Please tell us how the parties determined the timing for the private placement, including how and when negotiations commenced, when to execute the purchase agreement, and when to close the transaction.

Response: The timing of the private placement came to fruition in late 2023 when the Company considered changing the lead underwriter as the proposal to raise US$15 million during the initial public offering in the then economic climate did not seem feasible. Shortly after the change of the lead underwriter, it was determined that a smaller raise of capital during the initial public offering would be less aggressive and more prudent especially in light of the continuing geopolitical tensions such as the Russian Ukraine war, the Israel/Hamas conflict, continued high interest rates and the strained US-China relationship. To further strengthen the Company’s business plan by having an investor with know-how in the Web 3.0 industry and a network which is synergistic to the Company’s strategic expansion plan, the share purchase agreement with the Selling Shareholder was executed on January 22, 2024 and closed on February 2, 2024.

●	Please clarify whether the lead underwriter for the initial public offering, Eddid Securities USA Inc., had any role in, or direct or indirect participation in facilitating, the private placement.

Response: It is hereby confirmed that Eddid Securities USA Inc. (“Eddid”) did not have any role in, or direct or indirect participation in facilitating, the private placement.

●	Please tell us why the selling security holder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. Please clarify whether the lead underwriter sought to have the selling security holder subjected to the lock-up provisions. Further, please tell us why the lead underwriter believes the underwriting syndicate will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the 25 million shares that the selling security holder could attempt to offer and sell into such market once trading commences.

Response: The Selling Shareholder is subject to a resale restriction of 60 days but is qualified by a leak-out arrangement pursuant to which the Selling Shareholder would agree not to sell 15.4 million shares (1,925,000 ADSs of the Shareholder ADSs, or the Relevant Resale Shares) for a period of 60 days after the date the Registration Statement is declared effective, unless certain conditions are met as stated in the Resale Prospectus. Eddid explained that firstly, there are leak-out provisions so the Selling Shareholder cannot sell outright any time, secondly the availability of such resale shares to be sold if the leak-out provisions were met would create liquidity for the shares, and thirdly Eddid believes that there is continuing demand for investment in these type of businesses, which potential investors would be looking to ride the growth of the Company rather than for a relatively short term gain.

Eddid believes in the underwriting syndicate’s ability to place the securities in the initial public offering and facilitate the creation of a public market in the Company’s securities. Eddid has a proven track record and experience in managing IPOs, particularly those involving Asian issuers. Eddid understands the importance of liquidity for the Company’s securities and it is confident that the distribution of the offering will be conducted on a broad-basis with anticipated investment from investors in varying numbers of shares and there will not be a few large investors with the remaining investors purchasing a minimal number of shares.

As such, the ability to place the securities and/or to invest in these securities is not solely dependent on the fact that 25m shares can be sold. We once again stress that there is a leak-out arrangement so investors in the initial public offering has the ability to sell before the Selling Shareholder if the leak-out conditions cannot be attained.

●	Please tell us how the parties determined the thresholds for the leak out agreement, and please tell us why the parties adopted the agreement.

Response: The resale share structure, which is made in light of the reduced size of the initial public offering, would allow for a more diversified investor base as well as generate liquidity for the shares. By having the leak-out arrangement, the Company can take advantage of the fact that the Selling Shareholder can only sell if the price of the Company’s shares performs yet at the same time, giving the Selling Shareholder a mechanism to be able to sell the resale shares as part of the commercial arrangement. If the share price does not perform as structured under the leak-out arrangement, then the Selling Shareholder would have to take the market risk that after the 60 days lock up, the share price will be subject entirely to market sentiment. The threshold is what the Company believes would be a reasonably satisfactory performance for the share price in the current economic and financial climate as well as ensuring liquidity and that is how the selected percentage threshold was determined. If the share price fell, the leak-out is structured so that the Selling Shareholder cannot sell thereby not creating any downward pressure on the share price.

●	Regarding the business of the selling security holder, which you have described as “the business of investments and Web 3.0 related business activities,” please tell us what the “investments” aspect of the business entails. We are interested in better understanding the nature of the investment activities of the selling security holder.

Response: Based on the information provided by the Selling Shareholder, the Selling Shareholder is not in the underwriting business. They help innovators and investors bring to market new digital assets, such as blockchain-based protocols and organizations. They advise clients across the digital asset and Web 3.0 ecosystem, including venture capital and investment funds, tech companies, protocol developers as well as institutional infrastructure providers. The Selling Shareholder combines a sophisticated understanding of the technology underlying assets and Web 3.0, their experience in digital asset enforcement, IT security including regulatory compliance. They also explore ways for ascertaining how Web 3.0 technologies can be more comprehensively and conveniently applied to peoples’ day to day lifestyles and routines bringing convenience, simplification and connectivity to consumers. As such, the Selling Shareholder makes investment in businesses which they believe they can provide synergy and apply their experience and knowledge to assist in growing the business of their investments.

*      *      *

Please do not hesitate to contact the undersigned at william.lim@tridentity.me if you have any questions regarding the foregoing.

Sincerely yours,

By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:	Chief Executive Officer

CC:	Stephanie Tang, Esq., Partner, Hogan Lovells Tom Li, Managing Director, Eddid Securities USA Inc. Ross David Carmel, Esq., Partner, Barry P. Biggar, Esq., Partner, Sichenzia Ross Ference Carmel LLP

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